GraniteShares ETF Trust 485BPOS

Exhibit (e)(1)(b)

FIRST AMENDMENT TO

 ETF DISTRIBUTION AGREEMENT

This first amendment (“Amendment”) to the ETF Distribution Agreement dated May 31, 2017 (the “Agreement”), by and between GraniteShares ETF Trust (the “Trust”), and Foreside Fund Services, LLC (“Distributor”), is entered into as of July 7th, 2017 (the “Effective Date”).

WHEREAS, the Trust desires, in accordance with its distributor services, that Distributor serve, from time to time, as an irrevocable attorney and proxy for certain shareholders who may be beneficial owners and/or owners of record of shares of the Funds and that Distributor enter into and accept the terms and conditions of certain irrevocable proxy agreements (“Irrevocable Proxies”);

WHEREAS, in order to induce Distributor to enter into the Irrevocable Proxies, the Trust agrees to indemnify the Distributor for any Losses that may result from Distributor’s execution of the Irrevocable Proxies and Distributor has agreed to execute the Irrevocable Proxies, provided that it receives such indemnification from the Trust.

WHEREAS, The Trust and the Distributor (the “Parties”) desire to amend Section 6 of the Agreement add paragraph (e) to provide Distributor with additional indemnity from the Trust relating to the Irrevocable Proxies; and

WHEREAS, Section 8(b) of the Agreement requires that amendments to the Agreement be made in writing and executed by all parties.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.                  Capitalized terms not otherwise defined herein shall have the meanings set forth in the Agreement.

2.                  The Section 6 of the Agreement is amended to add Section 6(e):

(e )               The Trust hereby indemnifies, defends and holds the Distributor, its affiliates and each of their respective members, managers, directors, officers, employees, representatives and any person who controls or previously controlled the Distributor within the meaning of Section 15 of the Securities Act of 1933 (collectively the “Distributor Indemnitees”) free and harmless from and against any and all losses, claims, demands, damages, liabilities and expenses (including the reasonable costs of investigating or defending such claims, demands or liabilities and any reasonable counsel fees incurred in connection therewith) (collectively, the “Losses”) which any Distributor Indemnitee may incur arising out of or based upon the Distributor being a party to the Irrevocable Proxies.

3.                  Except as expressly amended hereby, all of the provisions of the Agreement are restated and in full force and effect to the same extent as if fully set forth herein.

4.                  This Amendment shall be governed by and the provisions of this Amendment shall be construed and interpreted under and in accordance with the laws of the State of Delaware.

IN WITNESS WHEREOF, the Parties hereto have caused this Amendment to be executed in their names and on their behalf by and through their duly authorized officers, as of the Effective Date.

FORESIDE FUND SERVICES, LLC		GRANITESHARES ETF TRUST

By:	/s/ Mark Fairbanks	By:	/s/ William Rhind
	Mark Fairbanks, Vice President		Name: William Rhind
Title: President